UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of April, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated April 3, 2007.	3

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2007	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Share
Listed	Symbol	web site address:
TSX NYSE	CCO CCJ	www.cameco.com
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Document Filings
Saskatoon, Saskatchewan, Canada, April 3, 2007 . . . . . . . . . . . . .. . .
Cameco Corporation reported today that the company’s 2006 audited financial statements with accompanying notes (financial statements) and related management’s discussion and analysis (MD&A), 2006 annual information form (AIF) as well as the Cigar Lake technical report are available on Cameco’s website (cameco.com) following filing with securities regulatory authorities. In addition, a Form 40-F report that includes the financial statements, MD&A, and AIF has been filed with the US Securities and Exchange Commission.
Shareholders may obtain hard copies of these documents, including the financial statements, free of charge by contacting:
Cameco Investor Relations
2121 – 11th Street West
Saskatoon, SK S7M 1J3
Phone: (306) 956-6309
On April 10, 2007, Cameco plans to post on the company’s website the management proxy circular that is being distributed to shareholders of record on April 3, 2007 for its May 16, 2007 annual and special meeting of shareholders. Cameco will also be posting on the website supplemental disclosure to the management proxy circular that relates to 2007 executive stock options and performance share unit grants. This information was not available at the time of printing the management proxy circular.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor & media inquiries:	Alice Wong	(306) 956-6337
Media inquiries:	Lyle Krahn	(306) 956-6316